The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Subject to Completion. Dated April 23, 2012.

Pricing Supplement to the Prospectus dated September 19, 2011,

the Prospectus Supplement dated September 19, 2011 and the Currency Terms Supplement dated April 17, 2012 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Currency-Linked Notes due

(Linked to the Performance of the Mexican Peso Against the U.S. Dollar)

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be May 10, 2013, subject to adjustment) will be based on the performance of the Mexican Peso / U.S. Dollar exchange rate (which we refer to as the exchange rate) as measured from the trade date (expected to be April 27, 2012) to and including the determination date (set on the trade date, expected to be May 3, 2013, subject to adjustment). The exchange rate is expressed as the Mexican peso value of one U.S. dollar.  By purchasing this note, investors take the view that the Mexican peso will appreciate in value against the U.S. dollar over the period from the trade date to and including the determination date.  As more fully described below, the return on your notes is linked to the performance of the exchange rate.  If the final exchange rate has depreciated with respect to the Mexican peso, as compared to the initial exchange rate, by more than 15%, you will receive less than the face amount of your notes and you could lose your entire investment in the notes if the currency return (defined below) declines to zero.

To determine your payment at maturity, we will first calculate the currency return by subtracting the final exchange rate (expected to be the exchange rate on the determination date, subject to adjustment) from the initial exchange rate (set on the trade date) and then dividing the resulting number by the initial exchange rate and expressing it as a positive or negative percentage.  Due to the currency return formula, the amount you may receive for each $1,000 face amount of your notes is limited to $2,000.  The currency return may reflect a positive return (based on any appreciation in the value of the Mexican peso against the U.S. dollar) or a negative return (based on any depreciation in the value of the Mexican peso against the U.S. dollar).  On the stated maturity date, for each $1,000 face amount of your notes:

•                   if the currency return is greater than or equal to –15% (the final exchange rate either has appreciated with respect the Mexican peso or has depreciated with respect to the Mexican peso by not more than 15%, as compared to the initial exchange rate), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the greater of:

•                   the product of the currency return times $1,000; and

•                   the product of the contingent minimum return of 7.75% times $1,000; or

•                   if the currency return is less than -15% (the final exchange rate has depreciated with respect to the Mexican peso by more than 15%, as compared to the initial exchange rate), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the currency return times $1,000, subject to a minimum of $0.  You will receive less than $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the exchange rate on any day other than the determination date. You could lose your entire investment in the notes.  If the currency return is less than –15%, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes.  This means that while a currency return of –15% will not result in a loss of principal on the notes, a currency return of less than –15% may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the exchange rate.  In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 and the description of the exchange rate and additional terms of the notes in the accompanying currency terms supplement.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions, our creditworthiness or other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price.  The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.  Although the return on your notes will be based on the performance of the exchange rate, the payment of any amount due on your notes is subject to the credit risk of Goldman Sachs. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page PS-7 and “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying currency terms supplement so that you may better understand those risks.

Original issue date (settlement date):	expected to be May 4, 2012	Original issue price:	100% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

The notes will be sold at variable prices. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Pricing Supplement dated     , 2012.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying currency terms supplement” mean the accompanying currency terms supplement, dated April 17, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-10 of the accompanying currency terms supplement. Please note that certain features, as noted below, described in the currency terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Exchange rate:  the MXN/USD exchange rate, expressed as the Mexican peso (MXN) value of one U.S. dollar (USD)

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  Also, the contingent minimum return would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-9 of this pricing supplement

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•                  if the currency return is greater than or equal to –15%, the greater of:

•                  the product of the currency return times $1,000; and

•                  the product of the contingent minimum return times $1,000; or

•                  if the currency return is less than –15%, the sum of (i) $1,000 plus (ii) the product of the currency return times $1,000, subject to a minimum of $0.

Initial exchange rate (to be set on the trade date):

Final exchange rate:  the level of the MXN/USD exchange rate on the determination date, determined as described under “Supplemental Terms of Your Notes — Special Calculation Provisions — Level of an Exchange Rate” beginning on page S-23 of the accompanying currency terms supplement, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day” beginning on page S-19 of the accompanying currency terms supplement

Currency return:  the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage

Contingent minimum return:  7.75%

Trade date:  expected to be April 27, 2012

Original issue date (settlement date) (to be set on the trade date):  expected to be May 4, 2012

Determination date (to be set on the trade date): expected to be May 3, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-11 of the accompanying currency terms supplement

Stated maturity date (to be set on the trade date):  expected to be May 10, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-10 of the accompanying currency terms supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-23 in the accompanying currency terms supplement

Interest:  the notes will not bear interest

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to any redemption right

Use of proceeds and hedging:  as described under “Use of Proceeds and Hedging” on page S-30 of the accompanying currency terms supplement

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the exchange rate, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement.

ERISA:  as described under “Employee Retirement Income Security Act” on page S-39 of the accompanying currency terms supplement

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-40 of the accompanying currency terms supplement; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of      % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

We expect to deliver the notes against payment therefor in New York, New York on May 4, 2012, which is expected to be the third scheduled business day following the date of this pricing supplement and of the pricing of the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38143U2U4

ISIN no.:  US38143U2U47

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical currency returns on the determination date could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the exchange rate will be on the determination date. The exchange rate has been highly volatile in the past — meaning that the exchange rate has changed substantially in relatively short periods — and its performance cannot be predicted for any future period.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the exchange rate.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the exchange rate and our creditworthiness.  In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price.  For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page PS-9 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note	$1,000

Contingent minimum return	7.75%

Notes purchased on the original issue date at the face amount and held to the stated maturity date

The determination date is a fixing day for the exchange rate

Moreover, we have not yet determined the initial exchange rate that will serve as the baseline for determining the currency return and the amount we will pay on your notes at maturity. We will not do so until the trade date. As a result, the initial exchange rate may differ substantially from the exchange rate prior to the trade date.

For these reasons, the actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this pricing supplement. For information about the exchange rate during recent periods, see “Historical Exchange Rates” on page PS-11. Before investing in the offered notes, you should consult publicly available information to determine the exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical currency returns. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical currency return, and are expressed as percentages of the face amount of a note (rounded to the nearest one hundredth of one percent). Thus, a hypothetical cash settlement amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical currency return and the assumptions noted above.

The final exchange rate will be determined on the determination date.  The currency return will be equal to the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage.

Hypothetical Currency Return	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
100.00%	200.00%
75.00%	175.00%
50.00%	150.00%
25.00%	125.00%
15.00%	115.00%
10.00%	110.00%
7.75%	107.75%
5.00%	107.75%
0.00%	107.75%
-5.00%	107.75%
-10.00%	107.75%
-15.00%	107.75%
-25.00%	75.00%
-50.00%	50.00%
-75.00%	25.00%
-100.00%	0.00%

If, for example, the currency return was determined to be –50%, the cash settlement amount that we would deliver to you at maturity would be 50% of the face amount of your notes. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 50% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the currency return was any of the hypothetical returns shown on the horizontal axis.

The cash settlement amounts shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual currency return or what the market value of your notes will be on any given day, nor can we predict the relationship between the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual initial exchange rate that we will set on the trade date and on the actual currency return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table and hypothetical examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the exchange rate or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

The original issue price for your notes, the price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

In addition to the factors discussed above, the value or quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any.  The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying currency terms supplement.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes.  The cash payment on the notes, if any, on the stated maturity date will be based on the currency return.  Thus, if the currency return is less than —15%, as calculated by the calculation agent, you will receive less than the face amount of your notes on the stated maturity date and may lose all or substantially all of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes.  Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Exchange Rate

If the final exchange rate depreciates with respect to the Mexican peso, as compared to the initial exchange rate, by more than 15%, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes.  This means that while a currency return of -15% will not result in a loss of principal on the notes, a currency return of less than –15% may result in a loss of a significant portion of the principal amount of your notes despite only a small change in the exchange rate.

Due to the Currency Return Formula, the Return on Your Notes Is Limited

Due to the currency return formula, the return on your notes is limited to $2,000 for each $1,000 face amount of your notes, as the currency return can never be above 100%.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. Unless the cash settlement amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Notes are Subject to the Credit Risk of Goldman Sachs

Although the return on the notes will be based on the performance of the exchange rate, the payment of any amount due on the notes is subject to the credit risk of Goldman Sachs. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

The Cash Settlement Amount on Your Notes Will Not Be Affected by the Exchange Rate on Any Date Other Than the Determination Date

The cash settlement amount that will be paid on your notes at maturity will be based on the final exchange rate on the determination date.  Although the actual exchange rate on the stated maturity date or at other times during the life of your notes may be lower than the final exchange rate, you will not benefit from the exchange rate at any time other than on the determination date.

We May Sell an Additional Aggregate
Face Amount of the Notes at a
Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.  In addition, the impact of the contingent minimum return on the return on your investment will depend upon the price you pay for your notes relative to the face amount.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.  Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of a change in law, an administrative guidance or a judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid derivative contract in respect of the exchange rate. If your notes are so treated, you should generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss to the extent such gain or loss is attributable to changes in the value of the exchange rate. As discussed under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, we believe that it would be reasonable for you to take the position that you are eligible to make an election with respect to the notes under which any gain or loss that you recognize with respect to the notes would be capital gain or loss.  However, there is a risk that the Internal Revenue Service might assert that you may not make such an election for your notes, in which case the Internal Revenue Service may treat such gain as ordinary income. Please see more detailed discussion regarding the election in “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement including a discussion of the procedures for making the election.  Any gain or loss that is not attributable to changes in the value of the exchange rate should be capital gain or loss, irrespective of whether you made such election.

In addition, the Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and tax treatment of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity even if you make the capital gain election described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, and could subject non-US investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences – United States Holders — Certain Notes Treated as Pre-Paid Derivative Contracts – Change in Law” on page S-36 of the accompanying currency terms supplement. You should consult your own tax advisor about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

HISTORICAL EXCHANGE RATES

We have derived all information regarding the exchange rate contained in this pricing supplement from publicly available information, without independent verification.

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following tables set forth the published high, low and end of quarter daily exchange rates for each of the four calendar quarters in 2009, 2010 and 2011 and the first two calendar quarters of 2012 (through April 20, 2012), as published by WM Company and displayed on the relevant source specified in “Special Calculation Provisions – Level of an Exchange Rate” on page S-23 of the accompanying currency terms supplement for such periods. As set forth in the following tables, a decrease in the exchange rate for a given day indicates a weakening of the USD against the relevant currency, while an increase in the exchange rate indicates a strengthening of the USD against that currency.  We obtained the information in the tables below from WM Company without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the final exchange rate will be equal to or greater than the initial exchange rate or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Quarterly High, Low and Period End Exchange Rates of MXN versus USD

	High	Low	Period End
2009
Quarter ended March 31	15.3835	13.3585	14.1030
Quarter ended June 30	13.9925	12.8610	13.1703
Quarter ended September 30	13.8104	12.8078	13.5051
Quarter ended December 31	13.7062	12.5827	13.0554
2010
Quarter ended March 31	13.1660	12.3253	12.3253
Quarter ended June 30	13.2330	12.1650	12.8844
Quarter ended September 30	13.1617	12.4787	12.5312
Quarter ended December 31	12.5945	12.2133	12.3340
2011
Quarter ended March 31	12.2629	11.9073	11.9073
Quarter ended June 30	11.9681	11.5004	11.7269
Quarter ended September 30	13.8639	11.5675	13.8298
Quarter ended December 30	14.2122	13.1138	13.9554
2012
Quarter ended March 30	13.7503	12.6130	12.8105
Quarter ending June 30 (through April 20, 2012)	13.2274	12.7091	13.1166

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ The Goldman Sachs Group, Inc. Currency-Linked Notes due (Linked to the Performance of the Mexican Peso Against the U.S. Dollar) Medium-Term Notes, Series D Goldman, Sachs & Co. JPMorgan

Summary Information	PS-2
Hypothetical Examples	PS-4
Additional Risk Factors Specific to Your Notes	PS-7
Historical Exchange Rates	PS-10
Currency Terms Supplement dated April 17, 2012
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-10
Use of Proceeds and Hedging	S-30
Supplemental Discussion of Federal Income Tax Consequences	S-31
Employee Retirement Income Security Act	S-39
Supplemental Plan of Distribution	S-40
Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28
Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140